Exhibit 99.1

TowerJazz Presents Second Quarter 2011 Financial Results:

Highest Revenue in Company’s History
With a Growth of 16 Percent Quarter-over-Quarter
and GAAP Net Profit of $1.7 Million

Forecasting Very Substantial Revenue Growth for the Third Quarter

MIGDAL HAEMEK, Israel – August 4, 2011 – TowerJazz, the global specialty foundry leader, today announced financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 Highlights

•	Record revenues of $139.7 million, up 11 percent year-over-year and sequential increase of 16 percent;

•	EBITDA of $54 million, up 30 percent year-over-year;

•	GAAP net profit of $1.7 million compared to a loss of $8.7 million in the second quarter of last year;

•	Net profit on a non-GAAP basis at $46 million, up 40 percent year-over-year and representing a net margin of 33 percent;

•	Acquired Micron’s manufacturing facility in Nishiwaki, Japan, nearly doubling TowerJazz’s production capacity; Micron has become a 6% long-term strategic shareholder of TowerJazz.

•	Cash balance at quarter-end of $139 million as compared to $85 million as of June 30, 2010

•	Expects to achieve revenues of $173 to $183 million in the third quarter of 2011, representing a mid range growth of 32 percent year-over-year and 27 percent growth quarter-over-quarter.

CEO Perspective

Russell Ellwanger, Chief Executive Officer, commented: “The second quarter of 2011 integrated many fantastic developments in our company. The acquisition of an operational facility in Japan was a strategic corporate directive. And now the Nishiwaki factory opens a new chapter in our Company’s history. Our substantially greater capacity will allow us to unleash much additional future growth and enable us to quickly turn our recent strong design win momentum into products, ramping quickly to volume production. The acquisition also provides us with a very strong foothold in the growing Asia-Pacific market and in Japan in particular. Just as importantly, it cements a long-term partnership with Micron, through both a three year supply agreement and through their becoming a strategic shareholder of our Company. The important steps taken in the quarter bring a surer realization of our 2014 goal of becoming a billion dollar-plus company in revenues.”

Second quarter 2011 results summary

Second quarter 2011 revenue reached $139.7 million, an 11 percent growth over second quarter 2010 revenue of $125.7 million and 16 percent growth over prior quarter.

On a non-GAAP basis, as described and reconciled below, the second quarter 2011 gross profit was $59.5 million, representing a 43 percent gross margin. This is a 5 percent increase over the gross profit of $56.9 million, achieved in the second quarter of 2010 and 12 percent increase over gross profit of $53 million in prior quarter.

Non-GAAP operating profit increased by 6 percent to $44 million, or operating margin of 31 percent, when compared with operating profit of $41.5 million, or operating margin of 33 percent, as achieved in the second quarter of 2010.

On a GAAP basis, the net profit was $1.7 million, or $0.01 earnings per share, a strong improvement when compared with a net loss of $8.7 million, or $0.04 loss per share, in the second quarter of 2010.

On a non-GAAP basis, net profit was $46 million, representing a 33 percent net margin an increase of 40 percent over net profit of $33 million, representing a 26 percent net margin, achieved in the second quarter of 2010. Non-GAAP net profit increased by 50 percent to $46 million, or $0.15 earnings per share, as compared to the $30 million net profit, or $0.11 earnings per share in the prior quarter.

Net profit for the quarter includes approximately $4 million net positive effect from Nishiwaki Fab acquisition, comprised of (i) approximately $10 million gross gain from the acquisition, as the fair market value of the assets, net acquired exceeded the purchase price; (ii) approximately $6 million of related tax provisions and other expenses directly associated with this acquisition.

EBITDA for the second quarter of 2011 was $54 million, a year-over-year increase of 30 percent and 36 percent increase sequentially.

The Company’s cash and short-term deposits balance as of June 30, 2011 was $139 million as compared to $85 million as of June 30, 2010.

Second quarter results include TowerJazz Japan results as from the acquisition date, June 3, 2011.

Financial Guidance

TowerJazz forecasts revenues of $173 to $183 million in the third quarter of 2011, representing a mid range growth of 32 percent year-over-year and 27 percent growth quarter-over-quarter.

Conference Call and Web Cast Announcement

TowerJazz will host a conference call to discuss second quarter 2011 results today, August 4, 2011, at 10:00 a.m. Eastern Time (EDT) / 5:00 p.m. Israel time.

To participate, please call: 1-888-668-9141 (U.S. toll-free number) or +972-3-918-0609 (international) and mention ID code: TOWER-JAZZ

Callers in Israel are invited to call locally by dialing 03-918-0609. The conference call will also be Web cast live at www.earnings.com and at www.towerjazz.com and will be available thereafter on both websites for replay for a period of 90 days, starting a few hours following the call.

As previously announced, beginning with the fourth quarter of 2007, the Company has been presenting its financial statements in accordance with U.S. GAAP.

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude (1) depreciation and amortization, (2) compensation expenses in respect of options granted to directors, officers and employees, (3) financing expenses, net other than interest accrued, such that non-GAAP financial expenses, net include only interest accrued during the reported period, whether paid or payable and (4) income tax expense, such that non-GAAP income tax expense include only taxes paid during the reported period. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures.

As applied in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of loss, according to U.S. GAAP, excluding interest and financing expenses (net), tax, depreciation and amortization and stock based compensation expenses. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies.

EBITDA and the non-GAAP financial information presented herein should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, per share data or other income or cash flow statement data prepared in accordance with GAAP and is not necessarily consistent with the non-GAAP data presented in previous filings.

About TowerJazz
Tower Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader, its fully owned U.S. subsidiary Jazz Semiconductor and its fully owned Japanese subsidiary TowerJazz Japan, LTD, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide world-class customer service, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Forward Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) maintaining existing customers and attracting additional customers, (ii) cancellation of orders, (iii) failure to receive orders currently expected (iv) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (v) the large amount of debt and liabilities and having sufficient funds to satisfy our debt obligations and other liabilities on a timely basis, (vi) operating our facilities at high utilization rates which is critical in order to defray the high level of fixed costs associated with operating a foundry and reduce our losses, (vii) our ability to satisfy the covenants stipulated in our agreements with our lenders, banks and bond holders, (viii) our ability to capitalize on potential increases in demand for foundry services, (ix) meeting the conditions to receive Israeli government grants and tax benefits approved for Fab2, including the receipt of cash grants under the approval certificate recently received from the Israeli Investment Center for up to 150 million NIS grants, (x) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xi) the purchase of equipment to increase capacity, the completion of the equipment installation, technology transfer and raising the funds therefor, (xii) the concentration of our business in the semiconductor industry, (xiii) product returns, (xiv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xv) competing effectively, (xvi) achieving acceptable device yields, product performance and delivery times, (xvii) possible production or yield problems in our wafer fabrication facilities, (xviii) our ability to manufacture products on a timely basis, (xix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxi) our ability to fulfill our obligations and meet performance milestones under our agreements, including successful execution of our agreement with an Asian entity signed in 2009, (xxiii) retention of key employees and retention and recruitment of skilled qualified personnel, (xxiv) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business internationally and in Israel, (xxv) fluctuations in the market price of our traded securities may adversely affect our reported GAAP non-cash financing expenses, and  (xxvi) successfully achieving the anticipated benefits from the acquisition Micron Technology’s Japan fab in Nishiwaki, including its successful integration into TowerJazz, and (xxviii) business interruption due to fire, the security situation in Israel and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4, S-8 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

Contacts
TowerJazz Investor Relations Noit Levi, +972 4 604 7066 noitle@towersemi.com	CCG Investor Relations Ehud Helft / Kenny Green, (646) 201 9246 towersemi@ccgisrael.com

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	June 30,	December 31,
	2011	2010
	unaudited

A S S E T S

CURRENT ASSETS
Cash, short-term deposits and designated deposits	$138,916	$198,382
Trade accounts receivable	90,238	67,415
Short-term investment	17,100	--
Other receivables	38,658	5,344
Inventories	71,108	42,512
Other current assets	11,126	8,422
Total current assets	367,146	322,075

LONG-TERM INVESTMENTS	14,290	31,051

PROPERTY AND EQUIPMENT, NET	503,853	375,325

INTANGIBLE ASSETS, NET	60,092	54,247

GOODWILL	7,000	7,000

OTHER ASSETS, NET	19,277	12,030

TOTAL ASSETS	$971,658	$801,728

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short term debt	$128,656	$122,179
Trade accounts payable	106,076	48,656
Deferred revenue	21,572	40,273
Other current liabilities	61,212	38,914
Total current liabilities	317,516	250,022

LONG-TERM DEBT	335,577	359,480

LONG-TERM CUSTOMERS' ADVANCES	9,361	9,257

EMPLOYEE RELATED LIABILITES	98,517	27,891

OTHER LONG-TERM LIABILITIES	30,771	37,296

Total liabilities	791,742	683,946

SHAREHOLDERS' EQUITY	179,916	117,782

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$971,658	$801,728

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Six months ended			Three months ended
	June 30,			June 30,
	2011	2010	2009	2011	2010	2009
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

REVENUES	$260,327	$239,464	$118,626	$139,707	$125,668	$60,567

COST OF REVENUES	200,551	201,470	146,333	110,476	103,996	71,193

GROSS PROFIT (LOSS)	59,776	37,994	(27,707)	29,231	21,672	(10,626)

OPERATING COSTS AND EXPENSES

Research and development	11,081	12,357	10,307	5,457	6,503	5,951
Marketing, general and administrative	20,517	21,141	13,888	10,948	10,828	7,153
Acquisition related costs	1,493	--	--	1,493	--	--

	33,091	33,498	24,195	17,898	17,331	13,104

OPERATING PROFIT (LOSS)	26,685	4,496	(51,902)	11,333	4,341	(23,730)

FINANCING EXPENSE, NET	(29,713)	(43,250)	(10,274)	(10,499)	(9,459)	(9,296)

GAIN FROM ACQUISITON	10,432	--	--	10,432	--	--

OTHER INCOME (EXPENSE), NET	(404)	51	459	(319)	--	459

PROFIT (LOSS) BEFORE INCOME TAX	7,000	(38,703)	(61,717)	10,947	(5,118)	(32,567)

INCOME TAX BENEFIT (EXPENSE)	(10,752)	(6,193)	2,910	(9,288)	(3,534)	1,633

PROFIT (LOSS) FOR THE PERIOD	$(3,752)	$(44,896)	$(58,807)	$1,659	$(8,652)	$(30,934)

BASIC EARNINGS (LOSS) PER ORDINARY SHARE	$(0.01)	$(0.21)	$(0.37)	$0.01	$(0.04)	$(0.19)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended		Three months ended				Three months ended
	June 30,		June 30,				June 30,
	2011	2010	2011		2010		2011	2010
	non-GAAP		Adjustments (see a, b, c, d, e below)				GAAP

REVENUES	$139,707	$125,668	$--		$--		$139,707	$125,668

COST OF REVENUES	80,202	68,786	30,274	(a)	35,210	(a)	110,476	103,996

GROSS PROFIT	59,505	56,882	(30,274)		(35,210)		29,231	21,672

OPERATING COSTS AND EXPENSES

Research and development	4,993	6,174	464	(b)	329	(b)	5,457	6,503
Marketing, general and administrative	9,022	9,191	1,926	(c)	1,637	(c)	10,948	10,828
Acquisition related costs	1,493	--	--		--		1,493	--

	15,508	15,365	2,390		1,966		17,898	17,331

OPERATING PROFIT	43,997	41,517	(32,664)		(37,176)		11,333	4,341

FINANCING EXPENSE, NET	(7,459)	(6,236)	(3,040	) (d)	(3,223	) (d)	(10,499)	(9,459)

GAIN FROM ACQUISITON	10,432	--	--		--		10,432	--

OTHER EXPENSE, NET	(319)	--	--		--		(319)	--

PROFIT (LOSS) BEFORE INCOME TAX	46,651	35,281	(35,704)		(40,399)		10,947	(5,118)

INCOME TAX EXPENSE	(809)	(2,598)	(8,479	) (e)	(936	) (e)	(9,288)	(3,534)

NET PROFIT (LOSS) FOR THE PERIOD	$45,842	$32,683	$(44,183)		$(41,335)		$1,659	$(8,652)

BASIC EARNINGS PER ORDINARY SHARE	$0.15	$0.14

NON-GAAP GROSS MARGINS	43%	45%

NON-GAAP OPERATING MARGINS	31%	33%

NON-GAAP NET MARGINS	33%	26%

(a)
Includes depreciation and amortization expenses in the amounts of $29,946 and $35,011 and stock based compensation expenses in the amounts of $328 and $199 for the three months ended June 30, 2011 and 2010, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $203 and $148 and stock based compensation expenses in the amounts of $261 and $181 for the three months ended June 30, 2011 and 2010, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $350 and $373 and stock based compensation expenses in the amounts of $1,576 and $1,264 for the three months ended June 30, 2011 and 2010, respectively.

(d)	Non-gaap financing expense, net includes only interest on an accrual basis
(e)	Non-gaap income tax expenses include taxes paid during the period

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended		Three months ended				Three months ended
	June 30,	March 31,	June 30,		March 31,		June 30,	March 31,
	2011	2011	2011		2011		2011	2011
	non-GAAP		Adjustments (see a, b, c, d, e below)				GAAP

REVENUES	$139,707	$120,620	$--		$--		$139,707	$120,620

COST OF REVENUES	80,202	67,573	30,274	(a)	22,502	(a)	110,476	90,075

GROSS PROFIT	59,505	53,047	(30,274)		(22,502)		29,231	30,545

OPERATING COSTS AND EXPENSES

Research and development	4,993	5,252	464	(b)	372	(b)	5,457	5,624
Marketing, general and administrative	9,022	7,794	1,926	(c)	1,775	(c)	10,948	9,569
Acquisition related costs	1,493	--	--		--		1,493	--

	15,508	13,046	2,390		2,147		17,898	15,193

OPERATING PROFIT	43,997	40,001	(32,664)		(24,649)		11,333	15,352

FINANCING EXPENSE, NET	(7,459)	(6,928)	(3,040	) (d)	(12,286	) (d)	(10,499)	(19,214)

GAIN FROM ACQUISITON	10,432	--	--		--		10,432	--

OTHER EXPENSE, NET	(319)	(85)	--		--		(319)	(85)

PROFIT BEFORE INCOME TAX	46,651	32,988	(35,704)		(36,935)		10,947	(3,947)

INCOME TAX EXPENSE	(809)	(2,607)	(8,479	) (e)	1,143	(e)	(9,288)	(1,464)

NET PROFIT (LOSS) FOR THE PERIOD	$45,842	$30,381	$(44,183)		$(35,792)		1,659	$(5,411)

BASIC EARNINGS PER ORDINARY SHARE	$0.15	$0.11

NON-GAAP GROSS MARGINS	43%	44%

NON-GAAP OPERATING MARGINS	31%	33%

NON-GAAP NET MARGINS	33%	25%

(a)
Includes depreciation and amortization expenses in the amounts of $29,946 and $22,264 and stock based compensation expenses in the amounts of $328 and $238 for the three months ended June 30, 2011 and March 31, 2011, respectively. The main reason for the depreciation and amortization increase in the three months ended June 30, 2011 as compared to the three months ended March 31, 2011 is an expenses reduction in the three months ended March 31, 2011 resulted from the receipt by the Company of a grants approval certificate from the Israeli Investment Centre according to the Company's press release dated January 2, 2011; such certificate receipt resulted in a reduction in the cost of property and equipment eligible for grants that has been purchased by Tower since 2006.

(b)
Includes depreciation and amortization expenses in the amounts of $203 and $163 and stock based compensation expenses in the amounts of $261 and $209 for the three months ended June 30, 2011 and March 31, 2011, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $350 and $346 and stock based compensation expenses in the amounts of $1,576 and $1,429 for the three months ended June 30, 2011 and March 31, 2011, respectively.

(d)	Non-gaap financing expense, net includes only interest on an accrual basis
(e)	Non-gaap income tax expenses include taxes paid during the period

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Six months ended		Six months ended				Six months ended
	June 30,		June 30,				June 30,
	2011	2010	2011		2010		2011	2010
	non-GAAP		Adjustments (see a, b, c, d, e below)				GAAP

REVENUES	$260,327	$239,464	$--		$--		$260,327	239,464

COST OF REVENUES	147,775	133,285	52,776	(a)	68,185	(a)	200,551	201,470

GROSS PROFIT	112,552	106,179	(52,776)		(68,185)		59,776	37,994

OPERATING COSTS AND EXPENSES

Research and development	10,245	11,698	836	(b)	659	(b)	11,081	12,357
Marketing, general and administrative	16,816	17,788	3,701	(c)	3,353	(c)	20,517	21,141
Acquisition related costs	1,493	--	--		--		1,493	--

	28,554	29,486	4,537		4,012		33,091	33,498
OPERATING PROFIT	83,998	76,693	(57,313)		(72,197)		26,685	4,496

FINANCING EXPENSE, NET	(14,387)	(12,394)	(15,326	) (d)	(30,856	) (d)	(29,713)	(43,250)

GAIN FROM ACQUISITON	10,432	--	--		--		10,432	--

OTHER INCOME (EXPENSE), NET	(404)	51	--		--		(404)	51

PROFIT (LOSS) BEFORE INCOME TAX	79,639	64,350	(72,639)		(103,053)		7,000	(38,703)

INCOME TAX EXPENSE	(3,416)	(2,922)	(7,336	) (e)	(3,271	) (e)	(10,752)	(6,193)

NET PROFIT (LOSS) FOR THE PERIOD	$76,223	$61,428	$(79,975)		$(106,324)		$(3,752)	(44,896)

BASIC EARNINGS PER ORDINARY SHARE	$0.27	$0.28

NON-GAAP GROSS MARGINS	43%	44%

NON-GAAP OPERATING MARGINS	32%	32%

NON-GAAP NET MARGINS	29%	26%

(a)
Includes depreciation and amortization expenses in the amounts of $52,210 and $67,775 and stock based compensation expenses in the amounts of $566 and $410 for the six months ended June 30, 2011 and 2010, respectively.  The main reason for the depreciation and amortization decrease in the six months ended June 30, 2011 as compared to the six months ended June 30, 2010 is an expenses reduction resulted from the receipt by the Company of a grants approval certificate from the Israeli Investment Centre according to the Company's press release dated January 2, 2011; such certificate receipt resulted in a reduction in the cost of property and equipment eligible for grants that has been purchased by Tower since 2006.

(b)
Includes depreciation and amortization expenses in the amounts of $366 and $293 and stock based compensation expenses in the amounts of $470 and $366 for the six months ended June 30, 2011 and 2010, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $696 and $708 and stock based compensation expenses in the amounts of $3,005 and $2,645 for the six months ended June 30, 2011 and 2010, respectively.

(d)	Non-gaap financing expense, net includes only interest on an accrual basis
(e)	Non-gaap income tax expenses include taxes paid during the period